                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                             DEMAND FINANCIAL, INC.
              (Exact Name of Small Business Issuer in its Charter)

              NEVADA                                         91-1997728
              ------                                         ----------
    (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                       Identification No.)

141 ADELAIDE STREET WEST, STE 1004, TORONTO, ONTARIO          M5H 3L5
----------------------------------------------------         ----------
         (Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code         (416) 428-5647
                                                           ---------------

Securities registered pursuant to section 12(b) of the Act:

   TITLE OF CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
       NONE                                           NONE
       ----                                           ----

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

        ITEM NUMBER AND CAPTION                                                                                  PAGE
        -----------------------                                                                                  ----
        PART I

          ITEM 1.       DESCRIPTION OF BUSINESS                                                                  3
          ITEM 2.       MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS                                           5
          ITEM 3.       DESCRIPTION OF PROPERTIES                                                                7
          ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL                                                 7
                        OWNERS AND MANAGEMENT
          ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS                                              8
                        AND CONTROL PERSONS
          ITEM 6.       EXECUTIVE COMPENSATION                                                                   8
          ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                           9
          ITEM 8.       DESCRIPTION OF SECURITIES                                                                9

        PART II

          ITEM 1.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S                                        10
                        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
          ITEM 2.       LEGAL PROCEEDINGS                                                                        10
          ITEM 3.       CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS                                               10
          ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES                                                  10
          ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS                                                10

        PART F/S

          ITEM 1.       FINANCIAL STATEMENTS                                                                     11

        PART III

          ITEM 1.       INDEX TO EXHIBITS                                                                        21

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Demand Financial International, Ltd., intends to develop a caviar lounge, restaurant and piano bar business situated high a-top famous skylines in North America. Demand Financial is a company in the development stage. Demand Financial was incorporated in the State of Nevada on December 31, 1996. From incorporation until December 31, 2000, Demand Financial had no business operations of any kind.

We currently do not have capital to implement the business plan and must obtain funding. If we do not receive funding, we will have to discontinue our business plan. The independent auditors of Demand Financial have qualified their opinion as to our ability to continue as a going concern. To fund our operations, we intend to seek either debt or equity capital or both, or the possibility of a merger with a business with ongoing profitable operations, among other things. Until such time as Demand Financial has adequate funding, the stockholders, officers and directors have committed to advance the operating expenses of the company.

Demand Financial has no commitments for funding from unrelated parties or any other agreements that will provide working capital. We cannot give any assurance that Demand Financial will locate any funding or enter into any agreements that will provide the required operating capital.

BUSINESS STRATEGY

Our plan is to design and operate a successful, high-end food and entertainment chain which combines a caviar lounge, restaurant and piano bar. We intend to focus on the creation of a sophisticated and relaxed atmosphere within well-known high-rise towers in major cosmopolitan areas, catering to the dining and entertainment enjoyment of professionals from businesses and high-end social communities. We are presently searching for a suitable location for our Toronto-based flagship operation. We intend to find a location in close proximity to the financial community. If our initial operation is successful, we plan to expand into cities such as New York City, Los Angeles, Chicago and Houston. The goal of our establishments will be the creation of a mood and atmosphere that lends itself to an exclusive environment in which our patrons may conduct business meetings or simply relax. We intend for the setting to be upscale, the products of the highest quality, and the service exemplary.

The product focus will be on a selection of high quality caviar, fresh seafood, vintage wines, quality liquors and liqueurs, a skyline view and piano bar. We believe there is an increasing demand for high quality and attention to detail in today's hospitality industry and we will strive to earn a reputation as a premier cosmopolitan restaurant and lounge.

Our sources of revenues principally will be from food and beverage sales. We anticipate that of our revenues in the first year 65% will be generated from food sales and 35% from beverage sales. We anticipate food cost to be approximately 37% and beverage 29% of their respective sales.

PRODUCTS

We plan to offer caviar as our featured item. In addition our menu will also include a high-quality selection of fresh shellfish and seafood, gourmet sandwiches, salads, hors de oeuvres, and a fine array of meals with a light, healthy appeal. Our beverages will include an extensive wine list and a collection of fine cognac, scotch and exclusive liqueurs.

We believe that featuring caviar is ideal for many reasons. First, caviar appeals to many up-scale consumers who appreciate its quality and enjoy the social status it has acquired. Second, caviar has gained significant exposure in recent years and is rapidly becoming a popular and much sought-after consumer product. Third, caviar can be enjoyed alone as light fare and can also be incorporated into a fine meal. Finally, a large percentage of today's consumers have moved well away from large-portioned heavy dining to a preference for lighter, healthy foods. We believe that for today's consumer, it is quality, as opposed to quantity, that drives a great restaurant to success.

Our management and staff will be committed to providing our clientele with an exceptional level of service and professionalism.

We believe that there will be an ample supply of the products we plan to offer in each of the cities that we have targeted for expansion.

MARKETING

Our overall marketing program will be designed to generate consumer awareness of our establishments. We will focus on a clientele with a preference for an upscale social environment, and quality products and services. We intend to devote a great deal of attention to the atmosphere and the decor of the lounge facilities. Paying particular attention to detail, including the style of furniture, the artwork, the interior design and the indoor waterfall, our goal is to create an overall relaxing environment for our customers.

We intend for the main attraction of our restaurant/lounge to be the experience and prestige it offers; extraordinary views of the city, ambience, and unique trendy cuisine. We believe that the location will naturally attract the clientele we are seeking.

Our marketing program will initially be based on a significant amount of advertising. Initially, the advertising will be oriented to the greater metropolitan area in which the lounge is located. Thereafter, we plan to expand the awareness marketing to defined segments such as business travelers and high-end vacationers. We plan to use radio, television, print, bulk mailings and any other form of advertising that we believe will create consumer awareness. We also will initiate a program of contacting magazines, newspapers, television programs and travel guides to obtain exposure through food and restaurant reviews and write-ups and new location/business articles.


Although many of our marketing plans have been successfully used in the past by different restaurant/lounge establishments, there is no assurance that we will be able to use them successfully to create the consumer base we seek. Moreover, because the consumer is increasingly sophisticated and exposed to a myriad of marketing programs, we will have to constantly appraise our strategies and seek out ways to change and improve them so as to remain fresh and competitive. No assurance can be given that we will successfully change and update our marketing in a way that continues to generate positive consumer reaction to our establishments.

COMPETITION

The hospitality industry is very competitive. There are over 6,000 restaurants from fast food to fine dining in the Toronto area alone. All over North America new restaurants open up on a daily basis. Our goal is to offer something new and exciting for up-scale consumers. There are several factors that will allow us to obtain our goal. The first factor will be the extraordinary view each restaurant will offer. Situated high a-top office towers should be an attraction to many potential consumers. This offers an advantage, as 99% of restaurants are located on ground level. The second factor is the food we are offering on our menu. Our food is meant to be exhilarating, unique and refreshing. The third factor is our service. As a high-end restaurant, service must be of the utmost importance. From the maitre'd to the wait-staff and wine steward, knowledgeable friendly staff must treat the guest with hospitality. The fourth key factor is the atmosphere. Our piano will be the focal point of attention. Offering entertainment that is both inspiring and calming to the clientele. From classical to jazz greats, we believe live music will lift the atmosphere of the restaurant. Other atmosphere enhancements will include an indoor waterfall, comfortable seating, specialized lighting, and intriguing art. The fifth factor that will allow us to reach our goal is our desire to be a market leader. Setting a new trend for the high-end niche market will allow us to differentiate ourselves from other high-end restaurants.

Our ability to compete will be dependant on the level of quality and service we provide for our consumers. There can be no assurances that we will be able to accomplish our goals or compete on a profitable basis within our target market.

REGULATION

THE LIQUOR LICENSE PROCESS IN ONTARIO

Obtaining a liquor license in the province of Ontario is relatively easy. The entire process takes between 75 and 100 days at a cost of approximately $2,500 CDN. The provincial liquor board (the "Board") is administered by a branch of the provincial government known as the Alcohol and Gaming Commission of Ontario, or AGCO. The approval process requires a sign to be posted in a conspicuous place within the proposed establishment for 30 days stating the intention to have the premises licensed. As well, an advertisement must run in the local newspaper with the address of the establishment. Within this 30-day period any one in the community who objects to the licensing of alcohol on the specified premises may do so to the Board in writing. All objections must be received within 15 days after the 30th day of posting. Any objectors would then have to defend their position in front of the liquor licensing board with the proposed vendor present. The Board would then decide whether or not to license the premises. In most cases there are no objections and approval is given within 30 days after all mail must be received. Objections usually occur in residential areas where local homeowners have concerns and not within the downtown Toronto business core. There are no restrictions as to the number of licensed premises in an area, nor are their any further costs involved.

HEALTH AND SAFETY REGULATIONS

Operating our facilities will require us to comply with local and state or provincial laws and regulations relating to food preparation, food service, cleanliness and garbage disposal. In addition, we will be subject to various workplace safety regulations.

WORKER REGULATIONS

As with any employer, we will be subject to employment laws, including workman's compensation, hourly scheduling and employment discrimination statutes. We may also be subject to union employee rules in one or more employment categories.

All of these legal impositions are anticipated to vary from location to location. Therefore, we expect to expend a considerable amount of our management time on regulatory and union compliance activities so as to assure the proper operations of each lounge facility.

EMPLOYEES

We currently employ one person as our executive officer. This person is Mr. Mitchell Geisler who devotes approximately one-half of his business time to the affairs of the company. We do not have any other employees at this time.

ITEM 2.  MANAGEMENTS'S DISCUSSION AND PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

When used in this Form 10-SB and in future filings by Demand Financial with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or we expect," "will continue," "is anticipated," "estimated," or similar expression or use of the future tense, are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below and others are described in other parts of this Form 10-SB. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

SELECTED FINANCIAL DATA

Because Demand Financial is a development stage company, selected financial data would not be meaningful. Reference is made to the financial statements of Demand Financial included elsewhere in the document.

OVERALL OPERATING RESULTS

We have had no revenues since our inception (December 31, 1996) through the current reporting period (December 31, 2000).

Operating expenses over that same four-year time frame totaled $5,000. These expenses were incurred on December 31, 1996 for consulting services rendered by our first president and chairman of the board, Mr. Antonio Garcia. Mr. Garcia received 950,000 shares or 9.5% of our current issued and outstanding common stock for these services. On January 17, 2001 (subsequent to the year ended December 31, 2000), we incurred $9,000 for consulting services rendered by our current president and chairman of the board, Mr. Mitchell Geisler. Mr. Geisler received 9,000,000 shares of our common stock (90% of our current issued and outstanding shares) for these services.

We have incurred a cumulative net loss since inception to the date of this filing of $14,000 which was the result of the expenses discussed in the previous paragraph.

LIQUIDITY AND CAPITAL RESOURCES:

We do not currently have any working capital with which we can fund our future operations. Our auditors have issued a going-concern opinion. We cannot assure you that we will be able to continue our operations without adequate funding. We do not have any assets or liabilities as of the date of this filing. Total stockholders' deficit at December 31, 2000 was $0.

PLAN OF OPERATION

We plan to seek capital to fund our operations through a private placement of our securities. We may also seek acquisition or merger opportunities with operating companies. We estimate that we will need approximately $1,000,000 to fund our operations and implement our business plan during the first year. We have no financing commitments or acquisition arrangements or prospects at this time. We anticipate needing capital for the following purposes:

The average start-up costs for a restaurant in today's marketplace ranges from $80 to $125 per square foot. As we are targeting the high-end market, an exclusive location, and classic, upscale decor, we have budgeted start-up costs based on $200 per square foot. Our budget includes all costs associated with the design, architecture, engineering, contracting, legal fees, restaurant equipment, assets, fixtures, initial staff training and salaries, and primary inventory.


Start-up costs (based on a budget of $200 per square foot)        $   600,000
Initial marketing and promotion                                        50,000
Initial cash outflow (based on 3 pay periods)                         115,000
First and last, plus 3 additional months of lease payments*            93,750
Contingency funds for working capital                                 141,250
                                                                  -----------
Total                                                             $ 1,000,000

* Property Lease Payments are based on a premium of $75, Gross, per Square Foot

We believe that we will require additional financing (over and above the aforementioned financing) in the future for the funding of expansions into other cities. We cannot assure you that we will be successful in raising any of the capital needed to fund our operations.

Once we open one or more locations, we expect to generate revenues with which we will be able to cover operating costs. To the extent our revenues exceed operating costs, we will use these funds in our business expansion. Many restaurants are not profitable for a considerable time after their opening and many restaurants fail within the first and second year after opening. We cannot give any assurances that our lounge and food format will attract customers who spend an amount that will cover expenses or provide a profit on operations. The owning and operating of restaurants is considered a risky enterprise and investment returns are often significantly less than in other investments.

EMPLOYEES

Currently we employ one person on a part time basis. Mr. Geisler is working on a gratis basis while the company is in the development stage. At the onset of building the restaurant, it is expected Demand Financial will hire two full-time employees. One will help oversee the construction and building phase and initiate pre-employment needs, while the second, a head chef, will begin preparation of the operations menu and recipes. When the restaurant is ready for its grand opening, we expect to employ between 15 and 20 full and part-time hospitality staff and management associates. We believe that there are many persons available with the skills we will require either in the Toronto area or on a telecommuting basis. We believe we will also need accounting and general administrative personnel.

NEW ACCOUNTING PRONOUNCEMENTS

We have adopted FASB Statement 128. It is not expected that we will be impacted by other recently issued standards. FASB Statement 128 presents new standards for computing and presenting earnings per share (EPS). The Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997.

FASB Statement 131 presents news standards for disclosures about segment reporting. We do not believe that this accounting standard applies to us as all of our operations are integrated for financial reporting and decision-making purposes.

ITEM 3. DESCRIPTION OF PROPERTIES

The offices of the company are located at 141 Adelaide Street West, Suite 1004, Toronto, Ontario, M5H 3L5. The telephone number is 416-428-5647.

Pursuant to an oral agreement, we are entitled to use office space otherwise provided to our executive officer. In addition, we are provided office services as may be required from time to time. We do not pay any amount for the office space or services. Any costs of this office are considered immaterial to the financial statements and accordingly are not reflected. We believe that this facility is adequate to meet our corporate needs in the foreseeable future.

We believe each Demand Financial caviar lounge and restaurant will be comprised of approximately 3,000 square feet in a high-rise building with appropriate views, and include a piano bar and indoor waterfall as the main centerpieces as well as an enclosed kitchen and comfortable seating. We cannot assure you that we will be able to locate suitable restaurant space that meets our business plan.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, 2001, the name and shareholdings of each person who owns of record, or was known by the us to own beneficially,* 5% or more of the shares of the common stock currently issued and outstanding; the name and shareholdings, including options to acquire the common stock, of each director; and the shareholdings of all executive officers and directors as a group.

                                                 NUMBER OF           PERCENTAGE
                                                   SHARES                OF
     NAME OF PERSON OR GROUP                       OWNED              OWNERSHIP
     -----------------------                     ---------           ----------
Mitchell Geisler(1).............                 9,000,000                 90.0%
Antonio Garcia(2) ..............                   950,000                  9.5%


All executive officers and
directors as a group (one person)                9,000,000                 90.0%


----------
* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1) Mr. Geisler's address is 141 Adelaide Street West, Suite 1004, Toronto, Ontario, M5H 3L5.

(2)      Mr. Garcia's address is 2828 West Lincoln, Anaheim, California  92806.

There are currently no outstanding options or warrants to purchase shares of our stock.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Mr. Mitchell Geisler, 30, has been the president, treasurer and secretary and a director of the company since January 2001. Mr. Geisler has more than 15 years of experience in the hospitality industry, and will lead and manage the planning, start-up and operation of the business. He has been an active member of the Toronto business and tourist district in a variety of capacities, and has worked with many international corporations including, Prime Restaurants, The Keg Restaurants, Cara Foods, and Sire Corp Restaurants. Most recently, during the period 1998 to 2001, Mr. Geisler was president and operator of the Toronto-based 52 Restaurants Inc. Mr. Geisler is a graduate of Toronto's York University in Toronto, and also studied at the University of Tel Aviv. Mr. Geisler is a director and president of LRS Capital, Inc. and a director of Uranium Strategies, Inc. Both of these companies are engaged in mineral exploration activities.


ITEM 6.  EXECUTIVE COMPENSATION

The following table reflects compensation paid to the mostly highly compensated executive officer of Demand Financial at the end of the fiscal year 2000.

                                                                                   LONG TERM COMPENSATION AWARDS
                                                                                  --------------------------------
                                                                                                           PAYOUTS
                                                      ANNUAL COMPENSATION                                  -------
                                               ---------------------------------  RESTRICTED  SECURITIES
                                                                                    STOCK     UNDERLYING    LTIP      ALL OTHER
                                                SALARY      BONUS      OTHER        AWARD       OPTIONS    PAYOUTS  COMPENSATION
     NAME AND PRINCIPAL POSITION         YEAR     ($)        ($)        ($)          ($)        SARS(#)      ($)         ($)
------------------------------------    ------ --------- ----------- -----------  ----------  ----------   -------  ------------
Chrystel Maedche
President & Chairman of the
Board...............................     2000    $  0       $  0         $  0        $ 0           0          0          $ 0

Ms. Maedche resigned her position as president, secretary, treasurer and sole director on January 5, 2001 and Mr. Geisler was appointed to fill these positions. Ms. Maedche did not receive any compensation for her services.

On January 17, 2001, Mr. Geisler received 9,000,000 shares of our common stock valued at $.001 per share for consulting services rendered. These services were valued at $9,000. He does not currently receive any salary.

Until we have sufficient capital or revenues, Mr. Geisler will not be provided cash remuneration. At such time as we are able to provide a regular salary, it is our intention that Mr. Geisler will become employed pursuant to an executive employment agreement, at an annual salary to be determined based on his then level of time devoted to the Company and the scope of his responsibilities. Until we enter into an employment agreement, we may use shares of common stock to compensate Mr. Geisler. In addition, we may use common stock to compensate others for services to the Company.

DIRECTOR COMPENSATION

Persons who are directors and employees will not be additionally compensated for their services as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company, but it is expected that in the future we will create a remuneration and reimbursement plan.

OTHER COMPENSATION ARRANGEMENTS

Although we do not have any formal equity-based compensation plan, we do have the ability to enter into options and similar equity-based agreements with employees, consultants and others. In the future, we may enter into these types of agreements as the sole means or as part of the overall compensation of someone working for the company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.


ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock consists of 100,000,000 shares of capital stock, all of which is designated common stock, $.001 par value. As of March 28, 2001, there were 10,000,000 shares of common stock issued and outstanding.

COMMON STOCK DESCRIPTION

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, the holders are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all the assets remaining after payment of all our liabilities and subject to the prior distribution to any senior securities that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. The holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, the shares of common stock offered hereby, are paid in full and non-assessable.

STOCK TRANSFER AGENT

The stock transfer agent for the common stock is Executive Registrar, 3118 West Thomas Road, Suite 707, Phoenix, Arizona 85017.

                                     PART II


ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock is not traded in any market or electronic medium. We intend to seek inclusion in the Over-the-Counter Bulletin Board and are in the process of implementing steps to that end. There can be no assurance given that the common stock will be traded in any public market. Moreover, if our common stock is traded, there can be no assurance given that there will be active trades in the security or at all. Therefore, holders of our common stock may not be able to sell it from time to time.

HOLDERS

As of March 28, 2001, there were 27 holders of record of the common stock.

DIVIDENDS

We have never paid any dividends. For the foreseeable future, we anticipate that we will use any funds available to the company to finance the growth of our operations and that we will not pay cash dividends to holders of common stock. The payment of dividends, if any, in the future is within the discretion of the board of directors and will depend on our earnings, capital requirements, restrictions imposed by lenders and on our financial condition, having funds legally available to pay dividends and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On January 17, 2001, we issued 9,000,000 shares of common stock to Mr. Mitchell Geisler, the President of the Company, in payment of his services as a consultant in the preparation of our business plan. We have expensed $9,000 for these services in January 2001. The issuance was made under Section 4(2) of the Securities Act of 1933 on the basis that Mr. Geisler is a sophisticated investor. Mr. Geisler is a director or has been an employee/consultant of several companies, most of which operate in the area of hospitality services.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Business Corporation Act permits Nevada corporations such as ours to include in the articles of incorporation a provision eliminating or limiting directors' exposure to liability for monetary damages for breaches of their duty of care as directors, if the director acted in good faith and with ordinary care. The act does not eliminate the directors' liability for monetary damages for acts or omissions not in good faith or involving the intentional violations of law, the improper purchase or redemption of stock, payment of improper dividends or any transaction from which the director received an improper personal benefit.

The act also permits Nevada corporations to include in the articles of incorporation a provision to indemnify any and all persons it has the power to indemnity. The act provides that a Nevada corporation may indemnify a person who was, is or is threatened to be made, a named party in a proceeding because the person is or was acting on behalf of the corporation. The indemnification by the corporation may be made if it is determined that the person conducted himself in good faith, reasonably believed that the conduct was in the corporation's best interests if the indemnitee is a director, or was at least not opposed to the corporations' best interests if the person was someone other than a director. Directors may not be indemnified if the person improperly benefited personally or the person is found liable to the corporation. The indemnification may be in respect of judgments, penalties, fines, settlements and reasonable expenses actually incurred.

We have implemented the above-described provisions in our articles of incorporation. In addition, our by-laws provide for similar provisions. We do not have separate agreements of indemnification or advancement of expenses. We do not have directors and officers insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, indemnification is against public policy and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred by a director, officer or controlling person in successful defense of any action, suit or proceedings, is asserted by such director, officer or controlling person in connection with the securities being offered or sold by us, we will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the federal securities law, and will be governed by the final adjudication of such case.


                                    PART F/S

Our financial statements are included in this report beginning on page F-1, immediately following this section.

                          INDEX TO FINANCIAL STATEMENTS


                                TABLE OF CONTENTS

                                                                                                  PAGE
                                                                                                  ----
Report of Simon Krowitz Bolin & Associates, P.A. independent accountants                           F-2

Balance Sheet for the years ended December 31, 2000 and December 31, 1999                          F-3

Statements of Loss and Retained Earnings for the years ended December 31, 2000
and December 31, 1999 and inception to December 31, 2000                                           F-4

Statements of Cash Flows for the years ended
December 31, 2000 and December 31, 1999 and inception
to December 31, 2000                                                                               F-5

Statement of Changes in Shareholders' Equity for the period
December 31, 1996 (inception) through December 31, 2000                                            F-6

Notes to Financial Statements                                                                      F-7

                     SIMON KROWITZ BOLIN & ASSOCIATES, P.A.
                         11300 ROCKVILLE PIKE, SUITE 800
                            ROCKVILLE, MARYLAND 20852



INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Demand Financial International, Ltd.
Toronto, Ontario
CANADA


We have audited the accompanying balance sheet of Demand Financial International, Ltd. (a development stage company) as of December 31, 2000 and 1999 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of Demand Financial International's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Demand Financial International, Ltd. as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has no established source of income and this raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Simon Krowitz Bolin & Associates, P.A.


April 3, 2001
                                       F-2

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                                   BALANCE SHEET

                                                                    DECEMBER 31,
================================================================================

                                                                    2000          1999
                                                                 ----------    ----------
ASSETS

CURRENT ASSETS                                                   $        0    $        0
                                                                 ----------    ----------

TOTAL ASSETS                                                     $        0    $        0
                                                                 ==========    ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                              $        0    $        0

LONG-TERM LIABILITIES                                                     0             0
                                                                 ----------    ----------

TOTAL LIABILITIES                                                         0             0
                                                                 ----------    ----------

STOCKHOLDERS' EQUITY
     Common Stock - $0.001 par value; 5,000,000 shares
      authorized, 1,000,000 shares issued and outstanding             1,000         1,000
     Additional Paid in Capital                                       4,000         4,000
     Retained Earnings (Deficit)                                     (5,000)       (5,000)
                                                                 ----------    ----------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                      0             0
                                                                 ----------    ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $        0    $        0
                                                                 ==========    ==========

                         SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                        STATEMENTS OF LOSS AND RETAINED EARNINGS

                                                                 FOR THE PERIODS
================================================================================

                                                                                December 31,
                                                January 1,      January 1,          1996
                                                 2000 to         1999 to        (inception)
                                               December 31,    December 31,   to December 31,
                                                   2000            1999             2000
                                               ------------    ------------   ---------------
REVENUES                                       $          0    $          0    $          0
                                               ------------    ------------    ------------

GENERAL AND ADMINISTRATIVE EXPENSES
     Operating Expenses                                   0               0           5,000
                                               ------------    ------------    ------------

NET (LOSS)                                                0               0          (5,000)

RETAINED EARNINGS (DEFICIT) - BEGINNING              (5,000)         (5,000)              0
                                               ------------    ------------    ------------

RETAINED EARNINGS - ENDING                     $     (5,000)   $     (5,000)   $     (5,000)
                                               ============    ============    ============



NET (LOSS) PER SHARE - BASIC                   $          0    $          0    $          0

WEIGHTED AVERAGE SHARES USED IN PER
 SHARE CALCULATION - BASIC                        1,000,000       1,000,000       1,000,000
                                               ============    ============    ============

                         SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF CASH FLOWS

                                                                  FOR THE PERIOD
================================================================================

                                                                                                    December 31,
                                                                     January 1,     January 1,         1996
                                                                      2000 to        1999 to        (inception)
                                                                    December 31,   December 31,   to December 31,
                                                                       2000           1999             2000
                                                                    ------------   ------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net (Loss)                                                       $          0   $          0   $        (5,000)
   Adjustments to reconcile net income to net cash (used) by
    operating activities:
                                                                    ------------   ------------   ---------------

NET CASH (USED) BY OPERATING ACTIVITIES                                        0              0            (5,000)
                                                                    ------------   ------------   ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of Common Stock                                                    0              0             5,000
                                                                    ------------   ------------   ---------------

NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                                                    0              0                 0

NET INCREASE IN CASH                                                           0              0                 0

CASH - BEGINNING                                                               0              0                 0
                                                                    ------------   ------------   ---------------

CASH - ENDING                                                       $          0   $          0   $             0
                                                                    ============   ============   ===============

                         SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                    STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY

               FOR THE PERIOD DECEMBER 31, 1996 (INCEPTION) TO DECEMBER 31, 2000
================================================================================


                                                                      ADDITIONAL
                                                                       PAID IN     ACCUMULATED
                                             SHARES       AMOUNT       CAPITAL       DEFICIT
                                           ----------   ----------    ----------   -----------
BALANCE AT DECEMBER 31, 1996
 (INCEPTION)                                        0   $        0    $        0   $         0

ISSUANCE OF COMMON STOCK FOR
 SERVICES RENDERED @ 1.00 PER SHARE             5,000        5,000             0             0

NET LOSS                                            0            0             0        (5,000)
                                           ----------   ----------    ----------   -----------

BALANCE - DECEMBER 31, 1996                     5,000        5,000             0        (5,000)

NET LOSS - YEAR ENDED DECEMBER
 31, 1997                                           0            0             0             0
                                           ----------   ----------    ----------   -----------

BALANCE - DECEMBER 31, 1997                     5,000        5,000             0        (5,000)

NET LOSS - YEAR ENDED DECEMBER 31,
 1998                                               0            0             0             0
                                           ----------   ----------    ----------   -----------

BALANCE - DECEMBER 31, 1998                     5,000        5,000             0        (5,000)

ON MARCH 10, 1999:
- CHANGED VALUE OF STOCK FROM NO
   PAR VALUE TO 0.001 PER SHARE                     0       (4,000)        4,000             0

- FORWARD SPLIT 200:1 RESULTED IN
   ADDITIONAL ISSUANCE                        995,000            0             0             0

NET LOSS - YEAR ENDED DECEMBER
 31, 1999                                           0            0             0             0
                                           ----------   ----------    ----------   -----------


BALANCE - DECEMBER 31, 1999                 1,000,000        1,000         4,000        (5,000)

NET LOSS - YEAR ENDED DECEMBER
 31, 2000                                           0            0             0             0
                                           ----------   ----------    ----------   -----------

BALANCE - DECEMBER 31, 2000                10,000,000   $    1,000    $    4,000   $    (5,000)
                                           ==========   ==========    ==========   ===========

                         SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               DECEMBER 31, 2000
================================================================================

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         On December 31, 1996 Demand Financial International, Ltd. (the "Company") was incorporated under the laws of the State of Nevada. The Company currently has no operations and in accordance with SFAS #7, is considered a development stage company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method - The Company records income and expenses using the accrual method of accounting.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

         Cash Equivalents - For the purposes of the statement of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 2000 and 1999.

         Income Taxes - Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Organization Costs - Costs incurred to organize the Company will be amortized on a straight line basis over a sixty month period.

         Loss Per Share - Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128), "Earnings Per Share." Basis loss per share is computed by dividing losses available to common stockholders' by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of December 31, 2000 and the Company had no dilutive common stock equivalents such as stock options.

         Year End - The Company has selected December 31 as its year end.

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                    NOTES TO FINANCIAL STATEMENT

                                                               DECEMBER 31, 2000
================================================================================

NOTE 3 - INCOME TAXES

         There is no provision for income taxes for the years December 31, 2000 and 1999 to the net loss and the fact that there is no state income tax in the state of the Company's domicile and operations; Nevada. The Company's total deferred tax asset as of December 31, 2000 and 1999 is as follows:

         Net operating loss carryforward              $ 5,000
         Valuation Allowance                           (5,000)
                                                      -------

         Net Deferred Tax Asset                       $     0
                                                      =======

         The federal net operating loss carryforward will expire in various amounts from 2016 to 2017. This carryforward may be limited upon the consummation of a business combination under IRS Section 381.


NOTE 4 - SHAREHOLDERS EQUITY

         Common Stock - The initial authorized common stock of Demand Financial International, Ltd. consists of 25,000 shares with no par value.

         On March 10, 1999 the State of Nevada approved the Company's restated articles of incorporation which increased the authorized shares of common stock from 25,000 common shares to 5,000,000 common shares. The par value was changed from no par to $.001.

         On March 10, 1999 the Board of Directors authorized the forward split on a 200:1 ratio, of the outstanding common shares of the company, thus increasing its number of outstanding shares from 5,000 to 1,000,000.

         On March 10, 1999 the Board of Directors authorized a stock issuance totaling 995,000 common shares of the company to reflect the change above.

         Preferred Stock - Demand Financial International, Ltd. has no preferred stock.

                                            DEMAND FINANCIAL INTERNATIONAL, LTD.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                    NOTES TO FINANCIAL STATEMENT

                                                               DECEMBER 31, 2000
================================================================================

NOTE 5 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A Company policy for handling such a conflict has not yet been formulated.


NOTE 6 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire additional shares of common stock.


NOTE 7 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing operating company. Until that time the stockholders/ officers and/or directors have committed to advancing the operating costs of the Company interest free.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit Number                             Name of Exhibit
3.01                                       Articles of Incorporation of Demand
                                           Financial International, Ltd.*

3.02                                       Amendment to Articles of Incorporation of Demand
                                           Financial International, Ltd.*

3.03                                       By-laws of Demand Financial International, Ltd.*

4.1                                        Form of Stock Certificate*


----------
*  Filed herewith

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DEMAND FINANCIAL INTERNATIONAL, LTD.

                                       By /s/ Mitchell Geisler
                                          ------------------------------------
                                       Mitchell Geisler, President, Secretary,
                                       Treasurer
                                       & Chief Financial Officer

                                       Dated: April 30, 2001
                                              --------------

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                     DESCRIPTION
-------                                    -----------
3.01                                       Articles of Incorporation of Demand
                                           Financial International, Ltd.*

3.02                                       Amendment to Articles of Incorporation of Demand
                                           Financial International, Ltd.*

3.03                                       By-laws of Demand Financial International, Ltd.*

4.1                                        Form of Stock Certificate*



----------
* Filed herewith